Faegre Drinker Biddle & Reath LLP

1500 K Street NW, Suite 1100

Washington, DC 20005

(202) 842-8800 (Phone)

(202) 842-8465 (Facsimile)

www.faegredrinker.com

April 21, 2021

VIA EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Attn: Alberto Zapata

Re:                           Lincoln Benefit Life Company (the “Depositor” or the “Company”)

Lincoln Benefit Life Variable Life Account (the “Separate Account”) (File No. 811-09154)

Consultant Accumulator Variable Universal Life Insurance (the “Consultant Accumulator Policies”) (File No. 333-100131)

Consultant Variable Universal Life Insurance (the “Consultant VUL Policies”) (File No. 333-47717)

Investor’s Select Variable Universal Life Insurance (the “Investor’s Select Policies”) (File No. 33-67386)

Responses to Staff Comments on Post-Effective Amendments to the Registration Statements on Form N-6

Dear Mr. Zapata:

On behalf of the Company, we are writing to you to submit responses to your comments provided via telephone on April 12, 2021, in connection with your review of (i) Post-Effective Amendment No. 20 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 108 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the registration statement of the Consultant Accumulator Policies and the Separate Account on Form N-6 (the “Consultant Accumulator Registration Statement”); (ii) Post-Effective Amendment No. 30 under the 1933 Act and Amendment No. 109 under the 1940 Act to the registration statement of the Consultant VUL Policies and the Separate Account on Form N-6 (the “Consultant VUL Registration Statement”); and (iii) Post-Effective Amendment No. 35 under the 1933 Act and Amendment No. 110 under the 1940 Act to the registration statement of the Investor’s Select Policies and the Separate Account on Form N-6 (the Investor’s Select Registration Statement” and together with the Consultant Accumulator Registration Statement and Consultant VUL Registration Statement, the “Registration Statements”1).  References to the disclosures discussed herein are to the disclosures contained in the Consultant Accumulator, Consultant VUL or Investor’s Select Registration Statement, as context may require. The changes to disclosure discussed below with respect to each Registration Statement will be reflected in a subsequent amendment to such Registration Statement. For your convenience, we have repeated

1  Each Registration Statement contains two Prospectuses and two Statements of Additional Information, one for each of the distribution channels that were used by the Company to distribute the contracts. The only differences between the Prospectuses and Statements of Additional Information within each registration are the administrative office’s contact information, which is distinct for each distribution channel, page number and in the Statements of Additional Information under the heading “General Information and History,” a description of the Third-Party Administrator Agreement with Alliance-One Services, Inc. There are no other material differences in the remaining content of the documents within each Registration Statement. References herein to a “Prospectus” or to a “Statement of Additional Information” refer to both prospectuses and Statements of Additional Information, respectively, included in the Registration Statement to which such Prospectus or Statement of Additional Information relates.

1

below each comment, and our responses follow your comments. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Consultant Accumulator, Consultant VUL or Investor’s Select Registration Statement, as context may require.

CONSULTANT ACCUMULATOR REGISTRATION STATEMENT

Prospectus

Important Information You Should Consider About Your Policy

1.            Comment:  In the “key information table” under the heading “Important Information You Should Consider About Your Policy,” please confirm that the minimum and maximum portfolio company fees disclosed are based on gross expenses before fee waivers and include all fund facilitation or platform fees.

Response:  The Company will ensure that the minimum and maximum portfolio company fees are based on gross expenses before fee waivers and include any fund facilitation or platform fees.

Overview of the Policy

2.            Comment:  The second paragraph under the heading “1. What is the Policy and what is it designed to do?” on p. 5 states: “Because the Policy is designed to provide benefits on a long-term basis and is not intended for short-term investing, the Policy may be appropriate for people who have a long-term investment horizon.” Consider whether it is better disclosure to state that the Policy may not be appropriate for people who have a short-term investment horizon.

Response:  The Company will revise this disclosure as requested.

3.            Comment:  The discussion of the Safety Net Premium Feature on p. 5 states “If the Insured is age 60 or less at the Issue Date, the specified period is the first twenty Policy Years. Otherwise, it runs from the Issue Date until the next Policy Anniversary after the Insured’s 80th birthday.” Please confirm. We note that for the Consultant VUL Policies and Investor’s Select Policies, this is age 70 or less at the Issue Date.

Response:  The Company confirms this disclosure is accurate.

Fee Tables

4.            Comment:  The first paragraph under the heading “Fee Tables” on p. 6 includes the introductory legend to the fee tables required by Item 4 of Form N-6. Please move the last sentence of the first paragraph to a new paragraph to better comply with Item 4.

Response:  The Company will revise this disclosure as requested.

5.            Comment:  Please revise the table of Periodic Charges Other Than Annual Portfolio Company Expenses per the requirements of Item 4 of Form N-6 and display any additional disclosure, such as the current cost of insurance, in a footnote to the table or less prominently than the required information.

Response:  The Company will revise the table of periodic charges so that it appears as follows:

Periodic Charges Other Than Annual Portfolio Company Operating Expenses

Charge	When Charge is Deducted	Amount Deducted
Base Contract Charges:
Cost of Insurance (per $1,000 Net Amount at Risk)(1):	Monthly

Minimum Charge		$0.05750 per $1,000

Maximum Charge		$83.33333 per $1,000

Maximum Charge for a Representative Insured: male, age 45, non-smoker		$83.33333 per $1,000

Administrative Expense Charge (per $1,000 Initial Face Amount)(2)	Monthly during the first 10 Policy Years

Minimum Annual Rate		0.2496 per $1,000

Maximum Annual Rate		2.4996 per $1,000

Maximum Annual Rate for a Representative Insured: male, age 45, non-smoker		0.90 per $1,000

Policy Fee	Monthly	$10.00

Mortality and Expense Risk Charge (as a percentage of total monthly Sub-Account Value)(3)	Monthly

Annual Rate for Policy Years 1-10:		0.55%

Annual Rate for Policy Years 11+:		0.15%

Net Loan Interest Rate(4)(5)	Accrued daily and payable at the end of each Policy Year, when you have a Policy loan
Maximum Net Loan Interest for a Standard Loan		2%
Maximum Net Loan Interest for a Preferred Loan		0%

Optional Benefit Charges:

Children’s Level Term Rider (per $5,000 unit of coverage)	Monthly	$2.50 per unit

Accidental Death Benefit Rider (per $1,000 of benefit amount)(6)	Monthly

Minimum Cost of Insurance Charge		$0.08333 per $1,000

Maximum Cost of Insurance Charge		$0.13333 per $1,000

Maximum Charge for a Representative Insured: male, age 45, non-smoker		$0.10 per $1,000

Continuation of Premium Rider (per $100 of benefit amount)(7)	Monthly

Minimum Cost of Insurance Charge		$0.23000 per $100

Maximum Cost of Insurance Charge		$1.54000 per $100

Maximum Charge for a Representative Insured: male, age 45, non-smoker		$0.53 per $100

Additional Insured Rider (per $1,000 of benefit amount)(8)	Monthly

Minimum Cost of Insurance Charge		$0.05750 per $1,000

Maximum Cost of Insurance Charge		$83.33333 per $1,000

Maximum Charge for a Representative Insured: male, age 45, non-smoker		$83.33333 per $1,000

Primary Insured Term Insurance Benefit Rider (9)	Monthly

Minimum Cost of Insurance Charge		$0.05750 per $1,000

Maximum Cost of Insurance Charge		$83.33333 per $1,000

Maximum Charge for a Representative Insured: male, age 45, non-smoker		$83.33333 per $1,000

Accelerated Death Benefit Rider, Terminal Illness(10)	N/A	N/A

Accelerated Death Benefit Rider, Permanent Confinement(10)	N/A	N/A

Overloan Protection Rider(11)	N/A	N/A

(1)              The cost of insurance charge varies based on individual characteristics such as the age, Policy Year, underwriting class, Face Amount and sex of the Insured. We determine the current cost of insurance rates, but we guarantee that we will never charge you a higher cost of insurance rate than the guaranteed rate shown in your Policy. We calculate a separate cost of insurance charge for any increase in the Face Amount based on the Insured’s circumstances at the time of the increase. For more information about the calculation of the cost of insurance charges, see “Charges and Deductions”. The current minimum, maximum, and Maximum Charge for a Representative Insured: male, age 45, non-smoker are $0.01833 per $1,000, $31.99125 per $1,000, and $20.95938 per $1,000, respectively.

(2)              The monthly Administrative Expense Charge is 1/12 the annual rate. The maximum monthly rate for the Administrative Expense Charge is $0.2083. The minimum monthly rate is $0.0208.

(3)              The monthly mortality and expense risk charge is 0.046% for the first 10 Policy Years and 0.012% thereafter. We currently do not deduct a separate charge against the Separate Account for income taxes. In the future, however, we may impose such a charge if, in our sole discretion, we determine that we will incur a tax from the operation of the Separate Account.

(4)              The net loan interest rate represents the difference between the interest rate we charge on the loan and the interest rate that is credited to the loan amount once it is moved to the Loan Account. We are currently crediting 4% to the amount allocated to the Loan Account. For more information, see “Policy Loans”.

(5)              Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.

(6)              The applicable charge depends on the Insured’s age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(7)              The applicable charge depends on the Insured’s sex and age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(8)              The applicable charge depends on the Additional Insured’s age, sex and underwriting status when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that applies to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent. The current minimum, maximum, and maximum charge for a representative Insured: male, age 45, non-smoker are $0.01833 per $1,000, $33.67500 per $1,000, and $22.06250 per $1,000, respectively.

(9)              The applicable charge depends on the Insured’s age at issue, sex and underwriting status. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent. The current minimum, maximum, and maximum charge for a representative Insured: male, age 45, non-smoker are $0.01900 per $1,000, $25.25583 per $1,000, and $17.03083 per $1,000, respectively.

(10)          There is no additional cost for these Riders. The Accelerated Death Benefit Rider, Terminal Illness, and Accelerated Death Benefit Rider, Permanent Confinement, may be added to your Policy at any time.

(11)          The Overloan Protection Rider is available only for policies applied for on or after the later of May 1, 2007, or the date the applicable state approved the rider. There is no charge for the rider unless the benefit is elected, when a one-time charge of 4.5% of the Policy Value will be deducted

6.            Comment:  To the extent an interest spread is charged on Policy Loans, it should be reflected in the table of Periodic Charges Other Than Annual Portfolio Company Expenses.

Response:  The Company will add the requested disclosure. Please refer to our response to comment 5 above.

Principal Risks in Investing in the Policy

7.            Comment: We note that cybersecurity risk is included as a principal risk, but as a non-principal risk in the Statement of Additional Information. Please confirm whether cybersecurity risk is a principal or non-principal risk.

Response:  Cybersecurity risk is a non-principal risk of investing in the Policy. The Company will remove this disclosure from the Prospectus.

Optional Benefits Under the Policy

8.            Comment:  The introductory paragraph under the heading “Optional Benefits Under the Policy” should be bolded. See Item 11(a) of Form N-6.

Response:  The Company will revise this disclosure as requested.

9.            Comment: Please review the disclosure following the table of optional benefits to ensure it is compliant with Item 11 of Form N-6. This would include, per Item 11(b) and 11(c), one or more examples demonstrating the operation of each benefit.

Response:  The Company has reviewed the disclosure following the table of optional benefits and will include the following additional disclosures relating to the Accidental Death Benefit Rider and Continuation of Premium Rider to ensure such disclosure complies with Items 11(b) and (c) of Form N-6 (new language is underlined, deleted language is ~~struck-through~~).

Accidental Death Benefit Rider.

Under this rider, we ~~provide additional insurance~~ pay the accidental death benefit shown in the Policy Schedule if the Insured dies from accidental bodily injury as defined in the rider. The amount will be included in the death benefit of the policy and will be paid upon receipt of proof that the death of the insured: (1) resulted directly and independently of all other causes, from an accidental bodily injury; and (2) occurred within 90 days from the date of injury; and (3) occurred while the policy and this rider are in force. For example, if the accidental death benefit shown on the Policy Schedule is $50,000 and the Insured dies from an accidental bodily injury, then at death of the Insured $50,000 would be paid out to the named Beneficiary in addition to the Death Benefit provided under the Policy.

Benefits will not be paid under this rider if the Insured’s death resulted from certain risks, such as the Insured’s death resulting from: (1) war or any act of war, (2) suicide, or any attempt at suicide, while sane, (3) attempting a felony, (4) disease, infirmity of the body or mind, or treatment for either, (5) voluntarily taking drugs or inhaling gas except while conducting Insured’s duties during course of employment, unless ordered by a qualified doctor, or taking poison, and (6) being in or falling from an air or spacecraft, if the Insured is pilot or crew, being flown for the purpose of descent from such aircraft while in flight, or is giving or receiving any kind of training or instruction, or has any duties aboard such aircraft.

This rider ends when one of the following occurs: (1) the Policy terminates; (2) the next Policy Anniversary after the Insured’s 70th birthday; or (3) you ask to end the rider.

Continuation of Premium Rider.
Under this rider, we contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider and while the disability continues. The monthly amount we contribute to Policy Value is equal to the monthly disability benefit on each monthly activity date as shown in your Policy. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the Insured reaches age 60; or (3) you ask to end the rider.

The Company believes the balance of the disclosure that follows the table of optional benefits complies with Items 11(b) and (c) of Form N-6. The Company respectfully notes that the following examples of the operation of optional benefits are currently included in the Registration Statement.

Optional Benefit	Example from Consultant Accumulator Registration Statement

Children’s Term Level Rider:

For example, if you purchased this rider on your Policy for a coverage amount of $5,000 and one of your children named on your Policy or rider application were to die while your Policy and this rider were still in force, the Company would pay a $5,000 death benefit to the beneficiary.

Additional Term Insured Rider:	For example, if the rider with a Face Amount of $100,000 was added to the Policy, at death of the Additional Insured $100,000 would be paid out to the named Beneficiary.

Primary Insured Term Rider:

For example, if the rider was added to the Policy for $10,000 of term insurance, at death of the Insured $10,000 would be paid out to the named Beneficiary in addition to the Death Benefit provided under the Policy.

Accelerated Death Benefit Rider, Terminal Illness:

If you added this rider to your Policy and both the Policy and rider were in force at a time where the insured was determined to be terminally ill (per the terms of the rider), you could request an acceleration of some of the death benefit (subject to the minimums and maximums). For example, if the Policy’s death benefit was $100,000 and the Policy Value was $18,000 at that time and you elect to accelerate (50% of the death benefit); if we assume the interest rate used to discount the future death benefit was ($200.00 (admin fee) + $2,830.19 (of accelerated death benefit discounted at 6% for one year)), you would receive $46,969.81, the policy’s death benefit would reduce by 50% to $50,000 and the Policy Value would reduce proportionately to $9,000.

Accelerated Death Benefit Rider, Permanent Confinement:

If you added this rider to your Policy and both the Policy and rider were in force at a time where the Insured was permanently confined (per the terms of the rider), you could request an acceleration of some or all of the death benefit (subject to the minimums and maximums). For example, if the Policy’s death benefit was $100,000 and the Policy Value was $8,000 at that time and you elect to accelerate (50% of the death benefit); if we assume the interest rate used to discount the future death benefit was 6% ($150.00 (admin fee) + $6777.95 (30 months at 6% of accelerated death benefit)), you would receive $43,072.05, the policy’s death benefit would reduce by 50% to $50,000 and the Policy Value would reduce proportionately to $4,000.

Appendix A — Portfolios Available Under Your Policy

10.    Comment:  Please confirm that the placeholders will be replaced by a link to an internet site that will be a landing page for the portfolio company prospectuses and not to a general corporate landing page.

Response:  The Company so confirms.

Back Cover Page

11.    Comment:  The last sentence of the second paragraph on p. A-7 states that “You should read the SAI because you are bound by the terms contained in it.” Consider redrafting that sentence.

Response:  The Company will revise this disclosure as follows: “You ~~should~~ are encouraged to read the SAI ~~because you are bound by the terms contained in it.~~”

Statement of Additional Information

Non-Principal Risks of Investing in the Policy

12.    Comment: Cybersecurity risk is included as a non-principal risk but is included as a principal risk in the Prospectus. Please reconcile.

Response:  Cybersecurity risk is a non-principal risk of investing in the Policy. Cybersecurity risk disclosure will be removed from the Prospectus.

13.    Comment:  Please confirm that all the disclosure required by Item 24 of the new N-6 is either included or not applicable.

Response:  The Company confirms that all of the disclosure required by Item 24 of Form N-6 is included or not applicable.

Part C

14.    Comment:  Exhibits incorporated by reference to prior filings must include a hyperlink directly to the exhibit to be incorporated. Exhibit 30(a) is incorporated by reference and hyperlinks to the registration statement and not directly to exhibit. Please hyperlink directly to the exhibit being incorporated.

Response:  The Company respectfully notes that while Item 30(a) is incorporated by reference to a prior filing that is publicly accessible on the Commission’s EDGAR database, the filing from which Item 30(a) is incorporated was made on March 2, 1998 in text only format. This filing and its related exhibits are only accessible via the same hyperlink, and it is not possible to link directly to the exhibit being incorporated by reference.

15.    Comment:  We note that certain agreements incorporated by reference into the Registration Statement are forms of agreements rather than executed agreements. Agreements that are incorporated by reference must be executed. See Rule 483 under the 1933 Act.

Response:  The Company will file or incorporate by reference agreements as necessary to comply with Rule 483 under the 1933 Act.

16.    Comment:  Exhibit 30(r) has a typo in the “Not Applicable.”

Response:  The typo will be corrected.

17.    Comment:  Please note that the information provided in response to Item 35 is not required to be included if already included in an annual filing on Form N-CEN.

Response:  The Company so notes. If the Company determines to omit information because such information is included in a filing on Form N-CEN, it will clearly indicate the reason for such omission.

CONSULTANT VUL

18.    Comment:  Comments 1 through 17 above with respect to the Consultant Accumulator Registration Statement apply to the Consultant VUL Registration Statement, to the extent the same or similar disclosure is included in the Consultant VUL Registration Statement.

Response:  The Company acknowledges the staff’s comment and, to the extent the same or similar disclosure is included in the Consultant VUL Registration Statement,  will revise the Consultant VUL Registration Statement in the same manner as indicated above for the Consultant Accumulator Registration Statement.

INVESTOR’S SELECT

19.    Comment:  Comments 1 through 17 above with respect to the Consultant Accumulator Registration Statement apply to the Investor’s Select Registration Statement, to the extent the same or similar disclosure is included in the Investor’s Select Registration Statement.

Response:  The Company acknowledges the staff’s comment and, to the extent the same or similar disclosure is included in the Investor’s Select Registration Statement,  will revise the Investor’s Select Registration Statement in the same manner as indicated above for the Consultant Accumulator Registration Statement.

***

We trust that the foregoing is responsive to your comments. As noted above, the disclosure changes discussed herein will be reflected in subsequent amendments to the Registration Statements to be filed pursuant to Rule 485(b) under the 1933 Act. Questions or comments concerning this letter may be directed to the undersigned at (202) 230-5230 or, in my absence, to Joshua Lindauer at (212) 248-3298.

Sincerely,

/s/ Josephine Cicchetti

Josephine Cicchetti, Partner, Faegre Drinker Biddle & Reath LLP

cc:                  Rebecca Collins, Chief Legal Officer, Lincoln Benefit Life Company

Joshua Lindauer, Associate, Faegre Drinker Biddle & Reath LLP